

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2011

Via E-mail
Jeffrey E. Smith, Chief Financial Officer
PDI, Inc.
Morris Corporate Center I, Building A
300 Interpace Parkway
Parsippany, New Jersey 07054

> **Re:** **PDI, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 19, 2011**
> **File No. 333-174348**

Dear Mr. Smith:

We have limited our review of your registration statement to those issues we have addressed in our comment below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1.   Your registration statement indicates that you are relying on General Instruction I.B.6. of Form S-3, which limits the volume of securities you may sell by requiring that the aggregate market value of securities sold by the company pursuant to Instruction I.B.6. during the 12-month period prior to, and including, the sale is no more than one-third of the aggregate market value of your common equity held by non-affiliates. Your registration statement states that you may sell your securities in one or more offerings up to an aggregate offering price of $75,000,000, which amount appears to significantly exceed your public float. While you are permitted to register securities for the shelf in an amount that exceeds one-third of your public float, you may not sell more than that amount within a 12-month period in reliance on Instruction I.B.6. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretations 116.22 and 116.23, available online at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm. In your response letter, please confirm your understanding of the volume limitation on sales by

the company set forth in Instruction I.B.6., and revise your prospectus, including the prospectus cover page, accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Legal Branch Chief

cc: Via E-mail
        Steven J. Abrams, Esq.
        Pepper Hamilton LLP